                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2007


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                     (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F   X
                                  ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

------- -------------------------------------------------------------- --------
1.      Press release dated May 2, 2007: AEterna Zentaris Reports
        First Quarter 2007 Financial and Operating Results
------- -------------------------------------------------------------- --------

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                                                               AEterna Zentaris


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com


                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS REPORTS FIRST QUARTER 2007 FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, MAY 2, 2007 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today reported financial and operating results for the first quarter ended March 31, 2007.

David J. Mazzo, PhD, AEterna Zentaris' President and Chief Executive Officer said, "2007 marks the beginning of a new era for AEterna Zentaris. We have emerged as a pure play biopharmaceutical company with an enviable product development pipeline and a sound financial position. I am looking forward to leading the Company to even greater success in the future based on a strategy of realizing the full potential of our flagship product candidate in BPH, cetrorelix, as well as the rest of our pipeline."

KEY DEVELOPMENTS FOR THE FIRST QUARTER ENDED MARCH 31, 2007

CORPORATE EVOLUTION

APPOINTMENT OF DAVID J. MAZZO, PHD, AS NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER (CEO) - The Company announced the appointment of David J. Mazzo, PhD, as President and CEO, effective April 9, 2007.

COMPLETION OF SPIN-OFF OF SUBSIDIARY ATRIUM BIOTECHNOLOGIES - On January 2, 2007, AEterna Zentaris completed the special distribution in kind of its remaining interest in Atrium Biotechnologies, representing 11,052,996 subordinate voting shares previously held by the Company, by way of return of capital to its shareholders, representing nearly $138 million.

ADVANCING THE PIPELINE

INITIATION OF FIRST EFFICACY STUDY OF PHASE 3 PROGRAM WITH CETRORELIX IN BENIGN PROSTATIC HYPERPLASIA (BPH) - The Company initiated a 600-patient efficacy study conducted in 40 centers in the U.S. and Canada, under the supervision of lead investigator, Herbert Lepor, MD, Professor and Martin Spatz Chairman of Urology, at the New York University School of Medicine, New York. This study is part of an extensive, 1,500-patient Phase 3 program.

                                                               AEterna Zentaris


POSITIVE PHASE 2A RESULTS IN JAPAN WITH CETRORELIX IN BPH - The Company, along with its Japanese partner, Shionogi, announced positive results for a Phase 2a trial initiated in 2005 in Japan. The results showed the good safety and tolerability profile of cetrorelix in Japanese patients at all dosage regimens with testosterone concentration reduction maintained above castration level and no suppression of PSA levels at any dosage regimen. Data generated with Japanese patients showed that the bioavailability of cetrorelix was similar to what was observed in non-Japanese patients.

INITIATION OF PHASE 1 TRIAL WITH ZEN-012 FOR SOLID TUMORS AND LYMPHOMA - The Company initiated a 50-patient Phase 1 trial with ZEN-012 for solid tumors and lymphoma. The trial is being conducted in the U.S. under the supervision of lead investigator, Daniel D. Von Hoff, MD, Senior Investigator at the Translational Genomics Research Institute in Phoenix, Arizona.

FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER 2007

Consolidated revenues for the first quarter 2007 were $10 million, an increase of 14.9% compared to consolidated revenues of $8.7 million for the same period in 2006. The increase is mainly attributable to additional new sales of Cetrotide(R), following the September 2006 launch in Japan.

Consolidated R&D expenses net of tax credits amounted to $8.2 million for the first quarter of 2007 compared to $6.8 million for the same period in 2006. The increase in R&D expense of $1.4 million was related to the additional expenses incurred for the Phase 3 program with cetrorelix in BPH, as well as for further advancement of targeted, earlier-stage development programs.

The Company's consolidated net loss from continuing operations was $5.1 million for the first quarter of 2007, or $0.10 per share, compared to a consolidated net loss from continuing operations of $5.9 million or $0.12 per share for the same period in 2006. This decrease in net loss from continuing operations of $0.8 million is mainly attributable to a combination of increased revenues and income tax recovery, as well as the elimination of interest expenses, partly offset by increased R&D and SG&A expenses.

The Company's consolidated net loss was $5.1 million for the first quarter of 2007, or $0.10 per share, compared to a consolidated net loss of $2.6 million or $0.05 per share for the same period in 2006. The increase of the net loss for the first quarter of 2007 is directly attributable to nearly $3.3 million of net earnings from discontinued operations related to the Company's former subsidiary, Atrium Biotechnologies Inc., recorded in 2006, partly offset by reduced net loss from continuing operations.

The consolidated cash and short-term investments were $55 million as of March 31, 2007.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 4:00 p.m. Eastern Time today, Wednesday, May 2, 2007 to discuss first quarter 2007 financial and operating results.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-644-3428 or 800-591-7539. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

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                                                               AEterna Zentaris


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends", "plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the ability of AEterna Zentaris to implement its business strategies, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of AEterna Zentaris to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-
CONTACTS:

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

ATTACHMENT: Financial summary

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                                                               AEterna Zentaris


(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                                                                     THREE MONTHS ENDED
CONSOLIDATED RESULTS                                                                      MARCH 31,
UNAUDITED                                                                          2007              2006
-----------------------------------------------------------------------------------------------------------------
                                                                                    $                 $
REVENUES
Sales and royalties                                                                     8,038             6,576
License fees                                                                            1,912             2,172
-----------------------------------------------------------------------------------------------------------------
                                                                                        9,950             8,748
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                                           3,463             2,642
R&D costs, net of tax credits and grants                                                8,184             6,804
Selling, general and administrative                                                     5,096             3,845
Depreciation and amortization                                                           1,464             1,563
-----------------------------------------------------------------------------------------------------------------
                                                                                       18,207            14,854
-----------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                                                   (8,257)           (6,106)

Interest income                                                                           573               228
Interest expense                                                                           (1)           (1,243)
Foreign exchange gain                                                                      40                41
-----------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                                               (7,645)           (7,080)
INCOME TAX RECOVERY                                                                     2,535             1,179
-----------------------------------------------------------------------------------------------------------------
Net loss from continuing operations                                                    (5,110)           (5,901)
Net earnings from discontinued operations                                                   -             3,321
-----------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                                                (5,110)           (2,580)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                                                                  (0.10)            (0.12)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE
     Basic and diluted                                                                  (0.10)            (0.05)
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic and diluted                                                             53,179,470        50,327,227
Issued and outstanding shares                                                      53,179,470        53,133,681

                                                               AEterna Zentaris


(IN THOUSANDS OF US DOLLARS)

CONSOLIDATED BALANCE SHEET                                                        MARCH 31,            December 31,
UNAUDITED                                                                           2007                  2006
------------------------------------------------------------------------------------------------------------------------
                                                                                      $                     $
Cash and short-term investments                                                            55,460                61,019
Other current assets                                                                       20,406                40,704
                                                                            --------------------------------------------
                                                                                           75,866               101,723
Long-term assets                                                                           63,466               121,768
                                                                            --------------------------------------------
Total assets                                                                              139,332               223,491
                                                                            --------------------------------------------
                                                                            --------------------------------------------

Current liabilities                                                                        19,169                16,310
Long-term debt                                                                                596                   704
Other long-term liabilities                                                                18,531                27,598
                                                                            --------------------------------------------
                                                                                           38,296                44,612
Shareholders' equity                                                                      101,036               178,879
                                                                            --------------------------------------------
Total liabilities and shareholders' equity                                                139,332               223,491
                                                                            --------------------------------------------
                                                                            --------------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                AETERNA ZENTARIS INC.

Date:  May 3, 2007              By: /s/ Mario Paradis
------------------                  --------------------------------------------
                                    Mario Paradis
                                    Vice President, Finance & Administration and
                                    Corporate Secretary